Consent of Independent Registered Public Accounting Firm
The Board of Directors
Aurora Cannabis Inc.
We consent to the use of our report dated September 10, 2019, with respect to the consolidated statement of financial position of Aurora Cannabis Inc. as of June 30, 2019, the related consolidated statement of comprehensive (loss) income, changes in equity, and cash flows for the year ended June 30, 2019, and the related notes, included in this annual report on Form 40-F.
We also consent to the incorporation by reference of such report in the Registration Statement (333-230692) on Form F-10/A of Aurora Cannabis Inc.
Our report on the consolidated financial statements refers to changes in accounting policies for revenue recognition and financial instruments in 2019 due to the adoption of IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
September 10, 2019